Exercise of Options

Toronto, Ontario January 22, 2013: Caledonia Mining Corporation (the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL), received notice today that:

•	James Johnstone, a Director of the Company, exercised options over an aggregate 100,000 ordinary shares in the Company (“Ordinary Shares”) at an exercise price of Cdn$0.07 per share. Following this transaction, James Johnstone has an interest in 100,000 Ordinary Shares representing approximately 0.02% of the Company's issued ordinary share capital, all of which are held beneficially.
•	Steven Curtis, a Director, Officer and Person Disclosing Management Responsibility of the Company, exercised options over an aggregate 2,300,000 Ordinary Shares at any exercise price of Cdn $0.07 per share. Following this transaction Steven Curtis has an interest in 2,700,000 Ordinary Shares representing approximately 0.52% of the Company’s issued ordinary share capital, all of which are held beneficially.

The Company has applied for the 2,400,000 new Ordinary Shares to be admitted to trading on AIM and admission is expected to take place on January 28, 2013.

Following this notification, the Company has 517,061,780 Ordinary Shares in issue.

For more information, please contact:

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited Andrew Chubb / Sebastian Jones Tel: + 44 20 7523 8350

Newgate Threadneedle Terry Garrett /Beth Harris/Graham Herring Tel: +44 20 7653 9850	CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com